Filed Pursuant to Rule 433 Registration No. 333-287303 Fact Sheet | November 10, 2026

Autocallable Contingent Coupon Barrier Notes

Issuer:	Barclays Bank PLC
Tenor:	Approximately 5 years
Reference Assets:	The Dow Jones Industrial Average® (the “INDU Index”), the Nasdaq-100 Index® (the “NDX Index”) and the Russell 2000® Index (the “RTY Index”) (each, an “Underlier” and together, the “Underliers”)
Call Value:	With respect to each Underlier, 95.00% of its Initial Underlier Value
Coupon Barrier Value:	With respect to each Underlier, 75.00% of its Initial Underlier Value
Barrier Value:	With respect to each Underlier, 70.00% of its Initial Underlier Value
Contingent Coupon:	$6.667 per $1,000 principal amount Note (based on a rate of 8.00% per annum or 0.6667% per month, rounded to four decimal places, if applicable)

Selected Structure Definitions
Automatic Redemption:	The Notes will not be automatically redeemable for approximately the first year after the Issue Date. Beginning with the twelfth Observation Date, if, on any Observation Date (other than the Final Valuation Date), the Closing Value of each Underlier is greater than or equal to its Call Value, the Notes will be automatically redeemed and you will receive on the immediately following Contingent Coupon Payment Date a cash payment per $1,000 principal amount Note equal to $1,000 plus the Contingent Coupon otherwise due. No further amounts will be payable on the Notes after they have been automatically redeemed.
Contingent Coupon Condition:	If the Notes have not been automatically redeemed and the Closing Value of each Underlier on an Observation Date is greater than or equal to its Coupon Barrier Value, you will receive a Contingent Coupon on the related Contingent Coupon Payment Date. If the Closing Value of any Underlier on an Observation Date is less than its Coupon Barrier Value, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date.
Payment at Maturity:

If the Notes are not automatically redeemed, you will receive on the Maturity Date a cash payment per $1,000 principal amount Note determined as follows:

▪

If the Final Underlier Value of the Least Performing Underlier is greater than or equal to its Barrier Value, you will receive a payment of $1,000 per $1,000 principal amount Note plus any Contingent Coupon otherwise due

▪

If the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Underlier Return of the Least Performing Underlier)

If the Notes are not automatically redeemed and the Final Underlier Value of any Underlier is less than its Barrier Value, your Notes will be fully exposed to the decline of the Least Performing Underlier from its Initial Underlier Value and you will lose a significant portion or all of your investment at maturity.

Least Performing Underlier:	The Underlier with the lowest Underlier Return
Underlier Return:	With respect to each Underlier, an amount calculated as follows: (Final Underlier Value – Initial Underlier Value) / Initial Underlier Value

Terms used in this fact sheet, but not defined herein, shall have the meanings ascribed to them in the preliminary pricing supplement dated November 6, 2026 (the 'Pricing Supplement'). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet conflict with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control.

CUSIP / ISIN:	06749LWU6 / US06749LWU69
Initial Underlier Value:	With respect to each Underlier, the Closing Value of that Underlier on the Initial Valuation Date
Final Underlier Value:	With respect to each Underlier, the Closing Value of that Underlier on the Final Valuation Date
Initial Valuation Date:	November 24, 2026
Issue Date:	November 30, 2026
Observation Dates:	Monthly
Final Valuation Date:	November 24, 2031
Maturity Date:	November 28, 2031

The Notes are not suitable for all investors. You should read carefully the accompanying Pricing Supplement (together with all documents incorporated by reference therein) for more information on the risks associated with investing in the Notes. Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power, as further described in the accompanying Pricing Supplement.

Fact Sheet | November 10, 2026
Autocallable Contingent Coupon Barrier Notes

Summary Characteristics of the Notes

•	Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 3.50% of the principal amount of the Notes, or up to $35.00 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.

•	Estimated Value Lower Than Issue Price—Our estimated value of the Notes on the Initial Valuation Date is expected to be between $871.80 and $951.80 per Note. Please see “Additional Information Regarding Our Estimated Value Of The Notes” in the accompanying Pricing Supplement for more information.

•	Potential for Significant Loss— The Notes differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the Notes at maturity. If the Notes are not automatically redeemed, and if the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, your Notes will be fully exposed to the decline of the Least Performing Underlier from its Initial Underlier Value. You may lose up to 100.00% of the principal amount of your Notes.

•	You May Not Receive Any Contingent Coupon Payments on the Notes—You will receive a Contingent Coupon on a Contingent Coupon Payment Date only if the Closing Value of each Underlier on the related Observation Date is greater than or equal to its Coupon Barrier Value. If the Closing Value of at least one Underlier is less than its Coupon Barrier Value on each Observation Date, you will not receive any Contingent Coupons during the term of the Notes.

•	Your Potential Return on the Notes Is Limited to the Contingent Coupons, If Any, and You Will Not Participate in Any Appreciation of Any Underlier—The potential positive return on the Notes is limited to the Contingent Coupons, if any, that may be payable during the term of the Notes. You will not participate in any appreciation in the value of any Underlier, which may be significant.

•	You Are Exposed to the Market Risk of Each Underlier—Poor performance by any Underlier over the term of the Notes may negatively affect your return and will not be offset or mitigated by any increases or lesser declines in the values of the other Underliers. To receive a Contingent Coupon, the Closing Value of each Underlier must be greater than or equal to its Coupon Barrier Value on the applicable Observation Date. In addition, if the Notes have not been automatically redeemed, and if the Final Underlier Value of any Underlier is less than its Barrier Value, you will be fully exposed to the decline of the Least Performing Underlier from its Initial Underlier Value. Accordingly, your investment is subject to the market risk of each Underlier.

•	Automatic Redemption and Reinvestment Risk—If the Notes are automatically redeemed, the holding period over which you may receive Contingent Coupons could be as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are automatically redeemed prior to the Maturity Date. Because the Call Value for each Underlier is less than its Initial Underlier Value, the Notes are more likely to be automatically called than if the Call Value for each Underlier were set equal to its Initial Underlier Value.

Summary Risk Considerations

•	Credit of Issuer—The Notes are unsecured and unsubordinated debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any repayment of principal, under the terms of the Notes.

•	U.K. Bail-In Power—Each holder or beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Please see “Consent to U.K. Bail-In Power” in the accompanying Pricing Supplement for more information.

•	Each Underlier reflects the price return of the securities composing the Underlier, not the total return.

•	Adjustments to the Underliers could adversely affect the value of the Notes.

•	There Are Risks Associated with Investments in Securities Linked to the Value of Non-U.S. Equity Securities with respect to the NDX Index —Some of the equity securities composing the NDX Index are issued by non-U.S. companies.

•	The Notes Are Subject to Small-Capitalization Companies Risk with Respect to the RTY Index—The RTY Index tracks companies that are considered small-capitalization companies.

•	Historical Performance—The historical performance of the Underliers should not be taken as any indication of the future performance of the Underliers over the term of the Notes.

•	Conflict of Interest—In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates play a variety of roles in connection with the Notes, including acting as calculation agent and as a market-maker for the Notes. In each of these roles, our and our affiliates’ economic interests may be adverse to your interests as an investor in the Notes.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. There may be no secondary market for the Notes or, if there is a secondary market, there may be insufficient liquidity to allow you to trade or sell the Notes easily.

•	Tax Treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation.

In addition to the summary risks and characteristics of the Notes discussed under the headings above, you should carefully consider the risks discussed under the heading “Selected Risk Considerations” in the accompanying Pricing Supplement and under the heading “Risk Factors” in the accompanying prospectus supplement.

Other Information

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this fact sheet relates. Before you invest, you should read the prospectus dated May 15, 2025, the prospectus supplement dated May 15, 2025 and the underlying supplement dated May 15, 2025 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

This fact sheet is a general summary of the terms and conditions of this offering of Notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the Notes contained in the Pricing Supplement as well as the information contained in the prospectus, prospectus supplement and underlying supplement that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:

http://www.sec.gov/Archives/edgar/data/312070/000095010326017105/dp256458_424b2-10088barc.htm

You may also access the prospectus supplement, prospectus and underlying supplement that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading “Additional Documents Related To The Offering Of The Notes.” We strongly advise you to carefully read these documents before investing in the Notes.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase of the Notes. You may choose to reject such changes, in which case we may reject your offer to purchase the Notes.